[redacted]

08028561

AO 3/7

8-65795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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SEC Mail Processing Section

FEB 29 2008

Washington, DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- [redacted] |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BI Investments, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4490 Cox Road
(No. and Street)

Glan Allen (City) | VA (State) | 23060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Mentzer 804-819-4758
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company
(Name – *If individual, state last, first, middle name*)

4510 Cox Road, Suite2000 (Address) | Glen Allen (City) | VA (State) | 23060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Ronald Mentzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BI Investments, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA P. BEAZLEY
Notary Public
Commonwealth of Virginia
330699
My Commission Expires Dec 31, 2011

Signature

Interim Principal

Title

Cynthia P. Beazley

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*
*Year Ended*
*December 31, 2007*

# *BI Investments, LLC*

## *BI Investments, LLC*

## *Contents*

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

## *Report of Independent Auditors*

Board of Directors
***BI Investments, LLC***

We have audited the accompanying statement of financial condition of ***BI Investments, LLC*** as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***BI Investments, LLC***. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***BI Investments, LLC*** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 12, ***BI Investments, LLC*** has signed an agreement to merge with a company during 2008.

Goodman & Company LLP

Richmond, Virginia
February 25, 2008

4510 Cox Road, Suite 200
Glen Allen, VA 23060
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

*BI Investments, LLC*

*Statement of Financial Condition*

**December 31, 2007**

**Assets**

| | |
|---|---|
| **Current assets** | |
| Cash and cash equivalents | $ 1,269,744 |
| Deposit held by clearing agent | 100,000 |
| Other receivables | 190,690 |
| Other assets | 4,253 |
| **Total current assets** | 1,564,687 |
| **Property and equipment - net** | 67,332 |
| | $ 1,632,019 |

**Liabilities and Member's Equity**

| | |
|---|---|
| **Current liabilities** | |
| Commissions payable | $ 666,603 |
| Accounts payable and accrued liabilities | 320,043 |
| Line of credit | 30,000 |
| **Total current liabilities** | 1,016,646 |
| **Member's equity** | 615,373 |
| | $ 1,632,019 |

*The accompanying notes are an integral part of these financial statements.*

*BI Investments, LLC*

***Statement of Operations***

| **Year Ended December 31, 2007** | |
|---|---|
| **Revenue** | |
| Commissions | $ 11,170,840 |
| Interest income | 45,837 |
| Money market interest | 166,694 |
| Other income | 103,057 |
| **Total revenue** | 11,486,428 |
| **Operating expenses** | |
| Commission payouts | 8,671,253 |
| Brokerage and clearance fees | 532,488 |
| Salaries and employee benefits | 1,856,066 |
| Occupancy | 75,513 |
| Office supplies and postage | 56,659 |
| Memberships and subscriptions | 10,410 |
| Professional fees | 10,965 |
| Insurance | 24,915 |
| Travel | 75,306 |
| Education, training and research | 90,169 |
| Marketing | 76,292 |
| Communications and data processing | 67,127 |
| Depreciation | 45,045 |
| Administrative fees | 30,820 |
| Other operating expenses | 18,785 |
| **Total operating expenses** | 11,641,813 |
| **Net loss** | $ (155,385) |

*The accompanying notes are an integral part of these financial statements.*

*BI Investments, LLC*

*Statement of Changes in Member's Equity*

**Year Ended December 31, 2007**

| | Capital | Accumulated Deficit | Member's Equity |
|---|---|---|---|
| **Balance - December 31, 2006** | $ 6,258,010 | $ (5,587,252) | $ 670,758 |
| Capital contribution from member | 100,000 | - | 100,000 |
| Net loss | - | (155,385) | (155,385) |
| **Balance - December 31, 2007** | $ 6,358,010 | $ (5,742,637) | $ 615,373 |

*The accompanying notes are an integral part of these financial statements.*

*BI Investments, LLC*

*Statement of Cash Flows*

**Year Ended December 31, 2007**

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (155,385) |
| Adjustments to reconcile to net cash from operating activities: | |
| Depreciation | 45,045 |
| Loss on sale of property and equipment | 1,026 |
| Change in: | |
| Other receivables | 17,601 |
| Other assets | (4,253) |
| Commissions payable | (33,580) |
| Accounts payable and accrued liabilities | 94,759 |
| **Net cash from operating activities** | (34,787) |
| **Cash flows from investing activities** | |
| Purchases of property and equipment | (3,837) |
| **Cash flows from financing activities** | |
| Proceeds from line of credit | 30,000 |
| Capital contribution from member | 100,000 |
| **Net cash from financing activities** | 130,000 |
| **Net change in cash and cash equivalents** | 91,376 |
| **Cash and cash equivalents - beginning of year** | 1,178,368 |
| **Cash and cash equivalents - end of year** | $ 1,269,744 |
| **Supplemental disclosure of cash flow information** | |
| Cash paid for interest | $ 790 |

*The accompanying notes are an integral part of these financial statements.*

**December 31, 2007**

## 1. Organization and Nature of Business

***BI Investments, LLC*** (Company) was formed on September 4, 2001, registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Bankers Investment Group, LLC (Parent). The Company operates in the Commonwealth of Virginia as an introducing broker-dealer providing securities brokerage services to community banks and their customers.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts on the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

## 2. Summary of Significant Accounting Policies

### Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with an initial maturity of three months or less.

### Property and Equipment

The Company records property and equipment at cost and depreciation is recognized using the straight-line method over the estimated useful lives of three to ten years. Maintenance, repairs and minor improvements are charged to operations as incurred and significant improvements are capitalized.

### Commission Revenue and Expense

Commissions and related expenses are recorded on the settlement date basis, the effect of which is not materially different from the trade-date basis as of year-end.

### Advertising

Advertising costs are expensed as incurred.

### Income Taxes

The Company is classified as a partnership for federal income tax purposes and, therefore, the financial statements do not include a provision for income tax expense or refunds.

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

## 3. Property and Equipment

Major classes of property and equipment consisted of the following as of December 31, 2007:

| | | |
|---|---|---|
| Office equipment | $ | 209,050 |
| Leasehold improvements | | 11,669 |
| Automobiles | | 27,674 |
| | | 248,393 |
| Less – accumulated depreciation and amortization | | (181,061) |
| | $ | 67,332 |

## 4. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customer securities transactions on a fully-disclosed basis. The agreement with the clearing agent provides for clearing charges at a fixed rate multiplied by the number of tickets introduced by the Company. The agreement with the clearing agent also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent.

## 5. Leasing Arrangement

The Parent and the Company lease office facilities in Virginia from a related party, VBA Properties, LLC. The lease expires in May 2014 and provides for annual rent escalations over the lease term. The lease agreement contains a provision that allows the Parent and the Company to be released from the lease if the Parent is no longer managed by VBA Management Services, Inc. Due to the pending sale of the Parent (see note 12 below), the Parent and the Company have notified VBA Properties, LLC of their intent to terminate the lease effective May 31, 2008. Rent expense related to this lease was $75,513 for 2007.

Future minimum rentals under this lease for subsequent year ending December 31, 2008 are $36,303.

## 6. Defined Contribution Plan

The Company adopted the multi-employer defined contribution 401(k) plan (Plan) through the Virginia Bankers Association Master Defined Contribution Plan and Trust. The Plan covers all employees meeting age and other eligibility requirements. Under the Plan, employees voluntarily contribute certain amounts through salary deferral accounts in an amount not to exceed annual limitations imposed by the Internal Revenue Code. The Plan also provides for matching contributions. During 2007, the Company contributed $39,351 to the Plan which is included in "salaries and employee benefits" in the accompanying statement of operations.

## 7. Line of Credit

The Company has obtained a working line of credit for $250,000 for a one-year period that is renewable annually. The principal is due on demand with interest payable monthly. The interest rate on this note is the Wall Street Journal prime rate plus .50% (8.0% at December 31, 2007). This loan is uncollateralized and at December 31, 2007 there was $30,000 outstanding under this agreement.

## 8. Off-Balance Sheet Risk and Concentrations of Credit Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the counterparties may be unable to fulfill their contractual commitments, and the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk. The Company had cash and cash equivalents of $1,005,641 in excess of the Federal Deposit Insurance Corporation limit as of December 31, 2007.

## 9. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $527,646, which was $277,646 in excess of its required net capital of $250,000. At December 31, 2007, the Company's net capital ratio was 1.93 to 1.

Although the Company is an introducing broker-dealer, the Company's minimum net capital requirement is $250,000, because the Company may receive funds from its customers. A broker-dealer shall be deemed to receive funds, or to carry customer or broker-dealer accounts and to receive funds from those persons if, in connection with its activities as a broker-dealer, it receives checks, drafts, or other evidences of indebtedness made payable to itself or persons other than the requisite registered broker or dealer carrying the account of a customer, escrow agent, issuer, underwriter, sponsor, or other distributor of securities.

## 10. Regulatory Environment

The securities industry is subject to extensive regulation and broker/dealers are subject to regulations covering all aspects of the securities business. The Company could be subject to fines and sanctions if it violates such laws or regulations. The Company may be adversely affected as a result of new or revised legislation or regulations, changes in federal, state, or foreign tax laws, or by changes in the interpretation or enforcement of existing laws and regulations.

During 2007, the Company received notice from FINRA that its Letter of Acceptance, Waiver and Consent submission (Agreement) had been accepted by FINRA's National Adjudicatory Council relating to variable

annuity sales, in which the Company neither admitted nor denied FINRA's findings. Under the terms of Agreement, the Company was censured, fined $100,000, and is required to retain an independent consultant to conduct a comprehensive review relating to variable annuities at the Company's expense. As a part of this finding, Bankers Investment Group, LLC has reached an agreement with Executive Risk Specialty Company (Executive Risk) to provide insurance coverage on this finding from FINRA. The agreement requires Executive Risk to pay the Company $120,000. The Company received the $120,000 and paid attorney's fees of $5,000 in 2007. The remaining $115,000 is included in the balance sheet with "accounts payable and other accrued expense" for payment of the FINRA fine and the independent consultant.

## 11. Business Consideration

The Company incurred losses totaling $155,385 for 2007. In addition, the Company has experienced negative operating cash flows in each of the last five years. The Company has received additional capital from its Parent totaling $100,000 and $175,000 for 2007 and 2006, respectively. Additionally, the Company has continued to experience increased revenue from operations for the last five years. Should negative operating results continue, the Company's management, with the approval of the Company's board of directors, may request additional capital from its member. See note 12 below.

## 12. Subsequent Event

On January 4, 2008, an Agreement and Plan of Merger (Plan) was signed among the Parent, the Company and Infinex Investments, Inc (Infinex). Under the Plan, the Parent will merge with and into Infinex at a date to be determined in 2008. Infinex shall be liable for all liabilities of the Parent and shall acquire all assets and rights of the Parent. At the date of the merger, members of the Parent have the option to convert their interests into shares of Infinex or take a liquidating distribution in accordance with the operating agreement. Converting members shall be entitled to 179.92 shares of Infinex common stock for each unit held of the Company. The number of shares of Infinex stock will be adjusted depending on which members convert or how many members convert, as defined in the Plan. The Plan also terminates all additional capital commitments from the Parent's current members.

* * * * *

**Year Ended December 31, 2007**

| | |
|---|---|
| **Net capital** | |
| Member's equity | $ 615,373 |
| Nonallowable assets: | |
| Other assets | 19,636 |
| Property and equipment - net | 67,332 |
| Total nonallowable assets and other charges | 86,968 |
| Net capital before haircuts on securities | 528,405 |
| Haircut on money market account | 759 |
| Net capital | $ 527,646 |
| Aggregate indebtedness | |
| Commissions payable, accounts payable and accrued liabilities | $ 1,016,646 |
| Computation of basic net capital requirements | |
| Minimum net capital required | |
| ( the greater of $250,000 or 6 2/3% of aggregate indebtedness) | $ 250,000 |
| Net capital in excess of minimum requirement | $ 277,646 |
| Ratio of aggregate indebtedness to net capital | 1.93 to 1 |

Note: The above computation does not materially differ from the computation of net capital under rule 15c3-1 as of December 31, 2007, filed by BI Investments, LLC on Form X17-A5. Accordingly, no reconciliation is deemed necessary.

*See report of independent auditors on supplementary information*

&COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

## *Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3*

Board of Directors
***BI Investments, LLC***

In planning and performing our audit of the financial statements and supplemental schedule of ***BI Investments, LLC*** (Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4510 Cox Road, Suite 200
Glen Allen, VA 23060
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company, LLP

Richmond, Virginia
February 25, 2008

END